1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 11, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/11/11:	CHT Security Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company.
99.02	Announcement on 2019/11/11:	Chunghwa Telecom announces its operating results for October 2019
99.03	Announcement on 2019/11/11:	Agency against Corruption Ministry of Justice raided Taipei Branch, Northern Taiwan Business Group, Chunghwa Telecom Co., Ltd.
99.08	Announcement on 2019/11/11 :	October 2019 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

CHT Security Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company.

Date of events: 2019/11/11

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

(1) 8F., No. 2*, Sec. 1, Hangzhou S. Rd., Zhongzheng Dist., Taipei City 100, Taiwan (R.O.C.)

(2) 1F., No. 4*, Sec. 1, Ren’ai Rd., Zhongzheng Dist., Taipei City 100, Taiwan (R.O.C.)

2.Date of the occurrence of the event:2019/11/11

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

(1) 8F., No. 2*, Sec. 1, Hangzhou S. Rd., Zhongzheng Dist., Taipei City 100, Taiwan (R.O.C.): About 359.65ping

     Price per unit: NT$2,383 per ping per month

     Total monthly: First month NT$857,103, Other months NT$857,107

     Total transaction amount: NT$10,285,280

     Right-of-use assets : NT$9,724,080

(2) 1F., No. 4*, Sec. 1, Ren’ai Rd., Zhongzheng Dist., Taipei City 100, Taiwan (R.O.C.): About 50.21ping

     Price per unit: NT$2,443 per ping per month

     Total monthly: NT$122,650

     Total transaction amount: NT$1,471,800

     Right-of-use assets : NT$1,391,500

The sum of transaction amount above: NT$11,757,080

The sum of right-of-use assets above: NT$11,115,580

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Trading counterpart: Chunghwa Telecom Co., Ltd., Northern Taiwan Business Group

Relationship with the company: parent company

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

(1)The reason for choosing the related party:

We make this decision to rent from Chunghwa Telecom Co., Ltd because of the consideration of the property location and overall operation.

    The relationship between the owner of the previous transfer and the company and the counterpart of the transaction: N/A

(2)The reason for choosing the related party:

We make this decision to rent from Chunghwa Telecom Co., Ltd because of the consideration of the    property location and overall operation.

    The relationship between the owner of the previous transfer and the company and the counterpart of the transaction: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

(1)Delivery or payment terms: monthly payment

    Lease period: 2020/1/1~2020/12/31

    Restrictions and other important agreements in the contract: None

(2)Delivery or payment terms: monthly payment

    Lease period: 2020/1/1~2020/12/31

    Restrictions and other important agreements in the contract: None

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Trading decision method and price reference basis: based on previous contract price.

Decision-making department: Board of directors delegates the chairman to decide.

10.Name of the professional appraisal institution and its appraisal amount: N/A

11.Name of the appraiser: N/A

12.Practice certificate number of the appraiser: N/A

13.Is the appraisal report price a limited price or specific price?: N/A

14.Has an appraisal report not yet been obtained?: N/A

15.Reason for an appraisal report not been obtained: N/A

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

17.Name of the CPA firm: N/A

18.Name of the certifying CPA: N/A

19.The practice certificate number of the CPA: N/A

20.Broker and broker's fee: N/A

21.Concrete purpose or use of the acquisition or disposal: Office premises

22.Do the directors have any objection to the present transaction?: No.

23.Is it a related party transaction?: Yes.

24.Date of the board of directors’ resolution: 2019/12/19

25.Date of the recognition of the supervisors or the board of independent directors’resolution:2019/12/19

26.Is the transaction to acquire a real estate or right-of-use asset from the related party?: Yes.

27.The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.Any other matters that need to be specified: None

EXHIBIT 99.02

Chunghwa Telecom announces its operating results for October 2019

Date of events: 2019/11/11

Contents:

1.Date of occurrence of the event:2019/11/11

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for October 2019 decreased year over year to NT$ 17.54 billion. Compared to the same period of last year, fixed-line voice revenue continued to decrease and mobile service revenue decreased owing to the continued market competition and VoIP substitution, while ICT project revenue decreased as well, which offset the growth of mobile handset sales revenue driven by the strong sales of iPhone 11, as well as the increase of MOD revenue. Operating costs and expenses were NT$ 14.36 billion. Operating income was NT$ 3.18 billion. Income before tax was NT$ 3.23 billion. Net income attributable to stockholders of the parent company was NT$ 2.50 billion. EPS was NT$0.32.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.03

Agency against Corruption Ministry of Justice raided Taipei Branch, Northern Taiwan Business Group, Chunghwa Telecom Co., Ltd.

Date of events: 2019/11/11

Contents:

1.Date of occurrence of the event:2019/11/11

2.Cause of occurrence: Agency against Corruption, Ministry of Justice with a summons issued by New Taipei District Court raided the staff office of Taipei Branch, Northern Taiwan Business Group, Chunghwa Telecom this morning.

3.Countermeasures: Chunghwa Telecom fully supports the investigation.

4.Effect on the Company's finances and business: None

5.Any other matters that need to be specified: None

EXHIBIT 99.04

Chunghwa Telecom

November 11, 2019

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct. 2019.

1) Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
Oct.	Net sales	17,538,679	17,772,376	(-)233,697	(-)1.31%
Jan.-Oct.	Net sales	169,826,175	177,767,978	(-)7,941,803	(-)4.47%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,868,521

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	106,044
	Fair Value	-1,586
	The amount of unrealized gain(loss) recognized this year	-689

Settled Position	Total amount of contract	570,322
	The amount of realized gain(loss) recognized this year	-4,046

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	0
	Fair Value	0
	The amount of unrealized gain(loss) recognized this year	-1,069

Settled Position	Total amount of contract	550,693
	The amount of realized gain(loss) recognized this year	-1,766

b Trading purpose : None